July 6, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Benjamin Holt and Pam Long

Re:	International Star, Inc.
Amendment No. 1 to Draft Offering Statement on Form 1-A
Submitted April 19, 2023
CIK No. 0001100788

Dear Benjamin Holt and Pam Long,

We acknowledge receipt of the comments in your letter dated May 9, 2023, regarding the Offering Statement of International Star, Inc. (the “Company”), which we have set out below, together with our responses. Concurrently with this letter, we are submitting an amendment to the draft offering statement. If not defined in this letter, all defined terms are as defined in the Offering Statement.

Amendment No. 1 to Draft Offering Statement on Form 1-A submitted April 19, 2023

General

1.	We note new disclosure regarding your acquisition of the remaining 94% of Budding Equity, Inc. (Budding) on February 14, 2023, making Budding your wholly-owned subsidiary. We also note your statements that upon completion of the acquisition you believe that you have ceased to be a shell company; and that with the Budding acquisition you are now operating an established cannabis royalty business.

Please revise to provide information as to the business of Budding (including any subsidiaries), its results of operations, and its liquidity and capital resources, and describe the material terms of the acquisition. See Items 7 and 9 of Form 1-A. Please also provide us with a written explanation that details whether and why you believe that the acquisition now makes you eligible to conduct an offering pursuant to Rule 251(b)(3) of Regulation A. File as exhibits the plan of acquisition for Budding and any related material contracts. See Item 17 of Form 1-A.

Response:

(i)	Please see revisions to “THE BUSINESS” section of the Offering Statement on page 24 and “MANAGEMENT’S DISCUSSION & ANALYSIS” section of the Offering Statement on page 26, where we provide additional information as to the business of Budding, its results of operations, and its liquidity and capital resources, and describe the material terms of the acquisition.

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(ii)	We believe that with the acquisition of Budding, the Company is not a development stage company described in Rule 251(b)(3) of Regulation A. Budding is a cash-flowing business with an established and specific business plan focusing on licensing cannabis-related intellectual property (IP). Consistent with its business plan, Budding has secured licensing agreements with renowned studios such as Paramount and Sony and joint venture (JV) partnerships with high-profile celebrities. Additionally, references in the draft Offering Statement to a business plan that might have deemed the Company a development stage company were removed as they referred to a plan applicable only prior to the acquisition of Budding.

(iii)	Please see Exhibits 7.1 – 7.6, where we provide the plan of acquisition for Budding and any related material contracts.

2.	Please tell us how you considered whether historical financial statements of Budding Equity, Inc. are required, and whether pro forma financial statements reflecting your acquisition of Budding Equity, Inc. are required. See Part F/S of Form 1-A for financial statements requirements.

Response:

The Offering Statement has been revised to include additional financial statements as applicable. Please see Financial Statements for Budding on pages F-24 – F-31 as well as pro forma financial statements reflecting the acquisition of Budding on pages F-32 – F-33.

Thank you for your continued review of the Offering Statement. Please let us know if you have any further comments.

Sincerely,

By: /s/ Nochum Greenberg
Name: Nochum Greenberg
Title: Interim Chief Executive Officer

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